                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Form 10-SB
                                  Amendment No.1
         GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                                    ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934




                               Cyco.Net, Inc.
                (Name of Small Business Issuer in its charter)


                 Nevada                                    13-3389415
(State or other jurisdiction of                (IRS Employer Identification No.)
 incorporation or organization)

            600 Central Ave.
             SW 3rd Floor
            Albuquerque, NM                                 87102
(Address of principal executive offices)                  (Zip Code)

                                (505) 244-0088
                          (Issuer's telephone number)

Securities to be registered under Section 12(b) of the Act:

                                     None

Securities to be registered under Section 12(g) of the Act:

       Title of each class                        Name of each exchange on which
       to be so registered                        each class is to be registered

   Common Stock, $0.001 par value                             OTC

                           AVE, Inc. and Subsidiary
                        (A Developmental Stage Company)
                                 June 30, 1999
                                  (Unaudited)

                           AVE, Inc. and Subsidiary
                        (A Developmental Stage Company)
                               Table of Contents



                                                                     Page
                                                                   --------

Consolidated Balance Sheet                                              1

Consolidated Statements of Operations                                   2

Consolidated Statements of Changes in Stockholders' Equity              3

Consolidated Statements of Cash Flows                                   4

Notes to Consolidated Financial Statements                            5-7

                           AVE, Inc. and Subsidiary
                         (A Development Stage Company)
                          Consolidated Balance Sheets
                                 June 30, 1999
                                  (Unaudited)



                                                            June
                                                            1999
                                                            ----
ASSETS

Current Assets:
  Cash                                                 $          670
  Due to stockholder (Note 2)                                  11,000
  Other receivables                                             1,500
                                                       --------------

Fixed Assets
  Office Equipment                                                700
  Accumulated Depreciation                                       -700
                                                       $       13,170
                                                       ==============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable                                     $        6,006
  Note payable (Note 3)                                        10,000
  Accrued interest (Note 3)                                     1,117
                                                       --------------
              Total current liabilities                        17,123


Commitments and contingencies (Note 5)

Stockholders' equity  (Note 4)
Common stock,$0.001 par value,
  authorized, 15,000,000 shares,
  issued and outstanding, 7,584,675                             7,185

Additional paid in capital                                  1,057,502
Accumulated deficit                                        (1,068,640)
                                                       --------------

              Total stockholders' equity                        (3,953)
                                                       ---------------

                                                                13,170
                                                       ===============




          See accompanying notes to consolidated financial statements

                           AVE, Inc. and Subsidiary
                        (A Developmental Stage Company)
                     Consolidated Statements of Operations
                                  (Unaudited)
                    For the six months ended June 30, 1999

                                                  June 30
                                                  1999
                                                  (Note 6)
                                               ----------------
Revenue                                         $             -

Operating expenses:
 General and administrative expenses                    (60,094)
                                               ----------------

Net Loss                                        $       (60,094)
                                               ================

Per share information:

Weighted average share outstanding                    7,184,675
                                              =================

Net loss per share                              $        (0.008)
                                              =================




          See accompanying notes to consolidated financial statements

                           Ave, Inc. and subsidiary
                        (A Developmental Stage Company)
                Consolidated Statements of Stockholders' Equity
                                  (Unaudited)
                    For the six months ended June 30, 1999



                                                                                Additional        Accumulated
                                                   Common Stock                   Paid in           Deficit
                                            --------------------------
                                                Shares           Amount          Capital          (Note 6)          Total
                                            ---------------------------------------------------------------------------------
Balance at January 1, 1999                    6,934,675            $ 6,935      $ 1,007,752         $(1,008,546)      $ 6,141

Issuance of stock for cash                      250,000                250           49,750                   -       $50,000
at $0.01 per share (Note 4)

Net Loss as of June 30, 1999                          -                  -                -             (60,094)     ($60,094)
                                            ---------------------------------------------------------------------------------


Balance at June 30, 1999                    $ 7,184,675            $ 7,185      $ 1,057,502         ($1,068,640)      ($3,953)
                                            =================================================================================

          See accompanying notes to consolidated financial statements

                                   AVE, Inc.
                         A Developmental Stage Company
                     Consolidated Statement of Cash Flows
                                  (Unaudited)
                    For the six months ended June 30, 1999


                                                          June 30
                                                            1999
                                                        ----------
Cash flows from operating activities
 Net loss                                                $ (60,094)
 Increase in receivables                                   (12,500)
 Decrease in accounts payable                               (3,631)
 Increase in accrued expenses                                  230
                                                        ----------

Net cash (used by)  operating activities                   (75,995)
                                                        ----------

Cash flows from investing activities                        50,000
                                                        ----------

Net cash provided by incvesting acivities                   50,000

Cash flows from financing activities:
 Proceeds from promissory notes                              8,000
                                                        ----------

       Net cash provided by financing activities             8,000
                                                        ----------

Net (decrease) in cash                                     (17,995)

Beginning - cash balance                                    18,665
                                                        ----------

Ending- cash balance                                     $     670
                                                        ==========


          See accompanying notes to consolidated financial statements

                                   AVE, Inc.
                         (A Development Stage Company)
                  Notes to Consolidated Financial Statements
                    For the six months ended June 30, 1999
                                  (Unaudited)


Note 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was incorporated in 1921 under the name of Deluxe Onyx Company. In 1987, the Company's name was changed to Walsh Communications Group, Inc. and the Company's domicile was changed to Nevada. On January 5, 1990, the board of Directors authorized that the name of the Company be changed and on May 4, 1990, amended Articles of Incorporation were filed to change the Company's name to AVE, Inc. The Company was inactive from 1990 through 1996. The Company intends to market a flat plane antenna to Direct Broadcast Satellite television providers.

The Company purchased 1,000 shares of Digital Manufacturing, Inc. ("DMI") no par value stock on May 4, 1997. This purchase being 100% of the issued and outstanding common stock of DMI is a reorganization pursuant to Section 368
(a)(1)(B) of the Internal Revenue Code. The Company has accounted for the merger using the purchase method. As of December 31, 1997 all assets and liabilities of DMI were transferred to AVE.

Consolidation

The accompanying consolidated financial statements include the accounts of The Company and DMI a, 100% owned subsidiary. All significant inter-company accounts and transactions have been eliminated.

Net loss per share

The net loss per share amounts are based on the weighted average number of common shares outstanding for the period.

Note 2.  NOTE RECEIVABLE

On March 4, 1999, the Company loaned $11,000 in the form of a ninety day promissory note bearing no interest. The principal is payable in full June 30, 1999.

                                 AVE, Inc
                         (A Development Stage Company)
            Notes to Consolidated Financial Statements (continued)
                    For the six months ended June 30, 1999
                                  (Unaudited)



Note 3.  NOTE PAYABLE

On January 30, 1998, the Company borrowed $10,000 in the form of a twelve month promissory note bearing interest at 8%. The principal and all accrued interest is payable on demand.


Note 4.  STOCKHOLDERS' EQUITY

On February 18, 1999, the Company issued 175,000 shares to an investor for cash of $35,000.

On February 19, 1999, the Company issued 75,000 shares to an investor for cash of $15,000.


Note 5.  LICENSE AGREEMENT

The Company's subsidiary DMI entered into a Patent License Agreement with the National Aeronautics and Space Administration on August 14, 1997. As consideration for the grant of the license DMI paid a one time royalty of $2,000. Under the terms of the agreement, DMI will pay royalties based on 5% of the net selling price with a minimum $3000 annual payment. The first royalty payment must be made by August 1999 from commercial sales sufficient to generate $1,000 in royalties.


Note 6.  DEVELOPMENT STAGE

The Company has been in a development stage since the beginning of 1998. The accumulated deficit includes $60,094 from the development stage in the cumulative total of $1,068,640.


Note 7.  INCOME TAXES

The net operating loss carryforward as of December 31 1998 is approximately $1,000,000, which will expire through year 2008.

Due to the merger with DMI and the subsequent issuance of stock to new shareholders, the Company has certain limitations on the use of its net operating loss carryforward under I.R.C. section 382.